UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2 )*

TrueCar, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89785L 10 7

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89785L 10 7

1.	Name of Reporting Persons Pacific Sequoia Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,363,569
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,363,569
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,363,569
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.4%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89785L 10 7

1.	Name of Reporting Persons Jeffrey S. Skoll
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,363,569*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,363,569*
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,363,569*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.4%
12.	Type of Reporting Person (See Instructions) OO

*	The shares are held by Pacific Sequoia Holdings LLC (“PSH”). The Reporting Person is the indirect sole member of PSH and has sole authority to direct the voting and disposition of such shares.

Item 1.

(a)	Name of Issuer

TrueCar, Inc.

(b)	Address of Issuer’s Principal Executive Offices

120 Broadway, Suite 200

Santa Monica, CA 90401

(c)	Name of Person Filing

Pacific Sequoia Holdings LLC

Jeffrey S. Skoll

(d)	Address of Principal Business Office or, if none, Residence

250 University Avenue

Palo Alto, CA 94301

(e)	Citizenship

Pacific Sequoia Holdings LLC was organized in Delaware and Jeffrey S. Skoll is a United States citizen.

(f)	Title of Class of Securities

Common Stock

(g)	CUSIP Number

89785L 10 7

Item 2.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

        Not applicable

Item 3.	Ownership

(a)	Amount Beneficially Owned:

Pacific Sequoia Holdings LLC	6,363,569
Jeffrey S. Skoll	6,363,569	(1)

Percent of Class:

Pacific Sequoia Holdings LLC	6.4%
Jeffrey S. Skoll	6.4%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

Pacific Sequoia Holdings LLC	6,363,569
Jeffrey S. Skoll	6,363,569	(1)

(ii)	Shared power to vote or to direct the vote

Pacific Sequoia Holdings LLC	0
Jeffrey S. Skoll	0

(iii)	Sole power to dispose or to direct the disposition of

Pacific Sequoia Holdings LLC	6,363,569
Jeffrey S. Skoll	6,363,569	(1)

(iv)	Shared power to dispose or to direct the disposition of

Pacific Sequoia Holdings LLC	0
Jeffrey S. Skoll	0

(1)	The shares are held by Pacific Sequoia Holdings LLC (“PSH”). The Reporting Person is the indirect sole member of PSH and has sole authority to direct the voting and disposition of such shares.

Item 4.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 5.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 6.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 7.	Identification and Classification of Members of the Group

Not Applicable

Item 8.	Notice of Dissolution of a Group

Not Applicable

Item 9.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2018

PACIFIC SEQUOIA HOLDINGS LLC

By:	/s/ Eric Techel
Name:	Eric Techel
Title:	Manager

By:	/s/ James G. B. Martini, III
Name:	James G.B. DeMartini, III
Title:	Manager

Jeffrey S. Skoll

By:	/s/ Eric Techel
Eric Techel, Attorney-in-Fact for Jeffrey S. Skoll

EXHIBITS

A:	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of TrueCar, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 29th day of January, 2018.

PACIFIC SEQUOIA HOLDINGS LLC

By:	/s/ Eric Techel
Name:	Eric Techel
Title:	Manager

By:	/s/ James G. B. Martini, III
Name:	James G.B. DeMartini, III
Title:	Manager

Jeffrey S. Skoll

By:	/s/ Eric Techel
Eric Techel, Attorney-in-Fact for Jeffrey S. Skoll